Exhibit 99.1

Yoshitsu Co., Ltd Enters into Definitive Agreement to Acquire Tokyo Lifestyle Limited

To accelerate the Company’s business expansion in the Southeast Asia market and advance the digital transformation of live streaming e-commerce in its retail business

Tokyo, Japan, July 22, 2022 (GLOBE NEWSWIRE) -- Yoshitsu Co., Ltd (“Yoshitsu” or the “Company”) (Nasdaq: TKLF), a retailer and wholesaler of Japanese beauty and health products, as well as other products in Japan, today announced that on July 20, 2022, the Company entered into a definitive agreement (the “Agreement”) with All Seas Global Limited to acquire 100% equity interests in Tokyo Lifestyle Limited (“TL”), a company principally engaged in the import and retail of Japanese beauty and cosmetic products in Hong Kong and engaged in the live e-commerce business through its wholly-owned subsidiary, Shenzhen Qingzhiliangpin Network Technology Co., Ltd. (“SQNT”). This acquisition is a critical initiative of the Company’s business strategy to boost the Company’s business expansion in the Southeast Asia market and advance the digital transformation of live streaming e-commerce in its retail business.

Pursuant to the Agreement, Yoshitsu agrees to acquire 100% of the equity interests in TL in consideration of the sum of JPY392,000,000 in cash (approximately US$2,805,192), subject to certain terms. The transaction contemplated by the Agreement was approved by the Company’s board of directors at a meeting on June 27, 2022, with the closing expected to occur by the end of July 2022.

Mr. Mei Kanayama, the Principal Executive Officer of Yoshitsu, commented, “We are extremely pleased to take another initiative in Yoshitsu’s global business expansion. The capabilities of TL and SQNT and our expansion and digital transformation strategy are well matched. With the acquisition of TL, we expect to improve our operational efficiency and establish a solid foundation in Hong Kong to develop the Southeast Asian market further and strengthen our brand awareness in the region. SQNT is dedicated to cultivating key opinion leaders (“KOLs”), who are frequently approached by brands in the hopes that these KOLs will actively promote their products via online channels. The foregoing strategy is expected to improve our customers’ shopping experience and meet new market demands. We expect the acquisition of TL to strengthen our position in the marketplace and deliver higher value to our shareholders.”

About Yoshitsu Co., Ltd

Headquartered in Tokyo, Japan, Yoshitsu Co., Ltd is a retailer and wholesaler of Japanese beauty and health products, as well as other products. The Company offers various beauty products (including cosmetics, skin care, fragrance, and body care products), health products (including over-the-counter drugs, nutritional supplements, and medical supplies and devices), and other products (including home goods, food, and alcoholic beverages). The Company currently sells its products through directly-operated physical stores, through online stores, and to franchise stores and wholesale customers. For more information, please visit the Company’s website at https://www.ystbek.co.jp/irystbek/.

Forward-Looking Statements

All statements other than statements of historical fact in this press release are forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Yoshitsu Co., Ltd

Investor Relations Department

Email: ir@ystbek.co.jp

Ascent Investors Relations LLC

Tina Xiao

President

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com